Contact

www.linkedin.com/in/scott-tait-5169a8144 (LinkedIn)

Top Skills

Core Skills: Leadership, Execution, Strategic / Design Thinking, Coordination

Gallup Top 5 Strengths: Ideation, Strategic, Self Assurance, Command, Futuristic

Certifications

Emeritus: Senior Executive Program: Venture Capital/Private Equity

Scott Tait

COO & Director of Strategic Initiatives Executive Director, National Security Innovation Catalyst, UCSD
San Diego, California, United States

Summary

Experience

Startup Science
COO & Director of Strategic Initiatives
February 2024 - Present (2 years)
San Diego, California, United States

UC San Diego
Executive Director, San Diego National Security Innovation Catalyst
August 2019 - Present (6 years 6 months)
San Diego, California, United States

Pacific Science & Engineering
Chief Executive Officer
May 2020 - February 2024 (3 years 10 months)
San Diego, California, United States

Pacific Science & Engineering is a leading designer of human-machine interfaces for high complexity, high consequence systems including autonomous vehicles, aerospace and defense, AI and ML, and industrial manufacturing.

US Navy
Naval Officer
June 1992 - April 2019 (26 years 11 months)

Surface Warfare Officer. Commanded USS Mustin (DDG 89) and USS Zumwalt (DDG 1000). Ashore served on the Joint Staff (J-5, Asia), Pacific Fleet and 7th Fleet staffs.

Education

Columbia Business School

Executive Certificate in VC, PE and M&A, Business Administration, Management and Operations · (March 2023 - January 2024)

Stanford University

Master's degree, International Policy Analysis · (2004 - 2005)